UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Laureate Education, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

518613203

(CUSIP Number)

Jason Ment

Partner and General Counsel

StepStone Group LP

885 Third Avenue, 17th Floor

New York, NY 10022

Telephone: (212) 351-6121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203

1.	Names of Reporting Persons 2007 Co-Investment Portfolio L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,866,872*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.3%
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Capital Partners II Onshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 946,860*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.3%
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Capital Partners II Cayman Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,185,803*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.3%
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Co-Investment Funds GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,999,535*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.3%
14.	Type of Reporting Person (See Instructions) PN; OO (Investment Manager)

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Group LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,999,535*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.3%
14.	Type of Reporting Person (See Instructions) PN; IA; HC

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Group Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,999,535*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.3%
14.	Type of Reporting Person (See Instructions) PN; IA; HC

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons Darren M. Friedman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,999,535*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.3%
14.	Type of Reporting Person (See Instructions) IN

*	See Item 5 for more information.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to shares of Class A Common Stock of the Issuer (“Class A Common Stock”) of Laureate Education, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 650 S. Exeter Street, Baltimore, Maryland 21202.

Item 2.	Identity and Background

(a), (b), (c): This Statement is being filed by the following persons:

(1)	2007 Co-Investment Portfolio L.P., a Delaware limited partnership (“2007 Co-Invest”);
(2)	StepStone Capital Partners II Onshore, L.P., a Delaware limited partnership (“Onshore”);
(3)	StepStone Capital Partners II Cayman Holding, L.P., a Cayman Islands partnership (“Cayman” and, collectively with 2007 Co-Invest and Onshore, the “StepStone Funds”);
(4)	StepStone Co-Investment Funds GP, LLC, a Delaware limited liability company (“StepStone GP”)
(5)	StepStone Group LP, a Delaware limited partnership;
(6)	StepStone Group Holdings LLC, a Delaware limited liability company; and
(7)	Darren M. Friedman (together with the entities listed in (1) through (6), the “StepStone Persons” or the “Reporting Persons”).

StepStone Group Holdings LLC is the general partner of StepStone Group LP, which is the sole member of StepStone GP, which is the sole general partner of each of the StepStone Funds.

Each of the StepStone Funds and StepStone GP is principally engaged in the business of investing in equity, debt, derivative and other securities and assets. StepStone Group LP and StepStone Group Holdings LLC are investment advisors. Mr. Friedman is principally employed as a Partner of StepStone Group LP and StepStone Group Holdings LLC and is a director of Wengen. The principal address of each of the StepStone Persons is 4275 Executive Square, Suite 500, La Jolla, CA 92037. Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors, executive officers and managers of StepStone Group LP and StepStone Group Holdings LLC and each controlling person thereof (collectively, the “StepStone Covered Persons”), and the business address and present principal occupation or employment and citizenship of each of the StepStone Covered Persons.

(d), (e): During the past five years, none of the StepStone Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Items 5 and 6 of this Statement are hereby incorporated by reference into this Item 3.

Certain investors, including certain investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), Point72 Asset Management, L.P. (together with its affiliates, including Cohen Private Ventures, LLC, “CPV”), Bregal Investments, Inc. (together with its affiliates, “Bregal”), the StepStone Group LP, Sterling Fund Management, LLC (together with its affiliates and investment funds managed by it, “Sterling”) and Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps” and, collectively with KKR, CPV, Bregal, the StepStone Funds and Sterling, the “Wengen Investors”) hold interests in the Issuer through Wengen Alberta, Limited Partnership (“Wengen”). Wengen acquired its interests in the Issuer in August 2007 in a leveraged buyout for an aggregate total purchase price of $3.8 billion, including $1.7 billion of debt, all of which has been refinanced or replaced.

On February 6, 2017, the Issuer completed an initial public offering (the “IPO”) of Class A Common Stock, the proceeds of which are primarily intended to be used to repay certain indebtedness of the Issuer.    In connection with the IPO, the Issuer effected a recapitalization of its common stock into two classes of common stock, Class A Common Stock and Class B Common Stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which Class B Common Stock is convertible on a one-for-one basis into shares of Class A Common Stock at the option of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Wengen Securityholders Agreement (defined below), the Preferred Stockholders Agreement (defined below) the other documents described herein, and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the documents described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Annex A, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Annex A with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 4.

(a) and (b). Wengen, the Wengen Investors other the StepStone Persons, and certain of their respective affiliates will separately make Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons, including any individual StepStone Person, is the beneficial owner of any securities covered by this Statement or by equivalent filings made by Reporting Persons who are not StepStone Persons.

None of the other persons named in Annex A beneficially owns any shares of Class A Common Stock, except as set forth below.

The StepStone Persons may be deemed to beneficially own an aggregate of 126,189,616 shares of Class A Common Stock, which represents, in the aggregate, approximately 78.3% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”), as a result of their indirect ownership of Class B Common Stock through Wengen.

Wengen beneficially owns an aggregate of 126,189,616 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation. The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors. Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including the StepStone Funds, and certain of their affiliates may be deemed to have shared voting power over the 126,189,616 shares of Class B Common Stock held directly by Wengen. The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations. As a result of such provisions, of the 126,189,616 shares of Class B Common Stock held by Wengen, the StepStone Funds may be deemed to have voting and investment power over 3,999,535 shares of Class B Common Stock owned directly by Wengen. Such shares represent 2.4% of all outstanding shares of the Issuer’s Common Stock. The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below. Based on information provided by the Issuer, an aggregate of 1,328,366 shares of Class B Common Stock was subject to such voting proxy as of January 31, 2017.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate number of shares of Class A Common Stock, which includes (1) 35,000,000 shares of Class A Common Stock issued upon the closing of the IPO and (2) 126,189,616 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen. The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

This Statement does not reflect certain shares of Class A Common Stock owned directly or beneficially owned directly by the Reporting Persons who are not StepStone Persons.

(c) Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Annex A has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein other than, with respect to the securities held directly by Wengen, the Wengen Investors and the other investors in Wengen and their respective affiliates.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Lock Up Agreement

In connection with the IPO, Wengen and certain officers and directors of the Issuer entered into a lock-up agreement and agreed with the underwriters, subject to certain exceptions, not to (i) offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (ii) make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock (other than a demand under any registration rights agreement with the Issuer in effect on the date of lock-up, for registration of securities after the expiration of the lock-up), in each case, during the period from the date of the lock-up agreement continuing through the date 180 days after January 31, 2017 (the “Lock-Up Period”), except with the prior written consent of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc.

The foregoing description of the lock-up agreement is qualified in its entirety by reference to the form of the lock-up agreement, which is filed as Exhibit I to this Schedule 13D and incorporated by reference herein.

Wengen Securityholders’ Agreement

In connection with the consummation of the IPO, the Issuer entered into the Amended and Restated Securityholders Agreement, dated as of February 6, 2017 (the “Wengen Securityholders Agreement”), with Wengen, Wengen GP and the investors in Wengen, including the Wengen Investors. Such agreement will terminate with respect to any investor in Wengen at such time as such investor no longer owns any Common Stock either indirectly through Wengen or directly as a result of a distribution of shares of Common Stock from Wengen, or, following the second anniversary of the IPO, upon notice to Wengen if such investor ceases to beneficially own at least one percent of the outstanding Common Stock.

Board Designation Rights

In general, the Wengen Securityholders Agreement provides, among other things, that until such time as Wengen or its investors cease to own 40% of the Issuer’s Common Stock, Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate a number of directors to the Issuer’s board of directors equal to Wengen’s and its investors’ proportionate share of the economic ownership of the Issuer’s Common Stock (the “Wengen Directors”), and the size of the board of directors of the Issuer may not be increased or decreased without the approval of the majority in interest of the investors in Wengen. The agreement further provides that KKR, Sterling, Bregal and CPV will each have the right to designate one such Wengen Director to the Issuer’s board of directors, in each case, until such time as such investor ceases to beneficially own a minimum of 5,357,143 shares of Common Stock. The remaining Wengen Directors will be designated by Wengen GP, as chosen by a vote of the majority in interest of the investors in Wengen. Initially, the Wengen Directors consist of Steven Taslitz (as the designee of Sterling), William Cornog (as the designee of KKR), Andrew Cohen (as the designee of CPV) and Quentin Van Doosselaere (as the designee of Bregal), as well as Brian Carroll, Pedro del Corro and Ian Snow, as the remaining designees. Wengen GP has further agreed to cause all shares of Wengen to be voted in favor of the Wengen Directors identified by each of KKR, Sterling, Bregal and CPV and also to vote all shares of Common Stock owned by Wengen to elect Mr. Douglas Becker as a director of the Issuer, so long as he remains the Chief Executive Officer of the Issuer.

Restrictions on Transfer

Following the conclusion of the Lockup Period described above and provided the Preferred Priority Date (as defined below) has occurred, the Wengen Securityholders’ Agreement generally provides that (i) in connection with any sale pursuant to the Laureate Registration Rights Agreement (as defined below), unless notified by any investor in

Wengen that such investor does not desire for Wengen to sell the shares of Common Stock held by Wengen attributable to such investor, Wengen GP shall cause to be registered and sold up to a number of shares of Common Stock on behalf of each investor allocable to such investor’s underlying interest in Wengen, subject to pro rata cutbacks and (ii) the investors in Wengen can, with respect to their underlying ownership of Common Stock through Wengen, (a) prior to dissolution of Wengen and assuming Wengen has obtained any approvals required by law to enable Wengen to own less than 75% of the Common Stock, cause Wengen to transfer or sell such shares of Common Stock or transfer to such investor Common Stock for purposes of a transfer or sale by such investor, subject to limitations, or, (b) in the event Wengen has been dissolved, transfer or sell the shares of Common Stock received by such investors upon such dissolution, in each case, pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to a block trade or underwritten offering pursuant to the Laureate Registration Rights Agreement; provided that, in the case of certain investors in Wengen other than the Wengen Investors, any transfers not pursuant to a registration statement are subject to a maximum aggregate sales amount not to exceed one percent of the outstanding Class A Common Stock during any three month period. The Issuer has agreed to apply for and use best efforts to obtain regulatory approvals, if applicable, to enable Wengen to be dissolved. For a period through the third anniversary of the IPO (subject to extension for an additional one-year period), all sales by Wengen at the direction of investors in Wengen (or by investors in Wengen of shares received from Wengen), and with respect to Mr. Becker, all sales of Common Stock, will be subject to the oversight (or, in the case of Mr. Becker, approval) of a coordination committee of the board of directors of the Issuer, initially composed of the Wengen Directors.

Conversion of Class B Shares

Shares of Class B Common Stock held by Wengen are convertible on a one-for-one basis into shares of Class A Common Stock (i) as determined by Wengen GP, (ii) upon transfers (other than certain transfers related to inheritance and estate planning) or (iii) in the event Wengen owns less than 15% of the Issuer’s Common Stock, in each case, in accordance with the Issuer’s Amended and Restated Certificate of Incorporation. As set forth in the Issuer’s Amended and Restated Certificate of Incorporation, Class A Common Stock and Class B Common Stock will each convert automatically into a single class of common stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 15% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The Issuer has agreed not to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation described in this paragraph without the approval of 75% in interest of the investors in Wengen.

Pass-Along Voting and Disposition Rights

The Wengen Securityholders Agreement provides that if Wengen is requested or required to vote in its capacity as a shareholder of the Issuer on any acquisition, merger or a sale of all or substantially all of the assets of the Issuer, Wengen GP will cause Wengen to vote all of the shares of Common Stock held by it in accordance with the instructions of each Wengen Investor, as if such investor held such shares of Common Stock directly. In addition, the agreement provides that if Wengen is asked by the Issuer or any other person to tender or sell shares of Common Stock, Wengen must act in accordance in the instructions of each Wengen Investor as if such investor held such shares of Common Stock directly. Further, Wengen GP shall designate the Wengen Directors (other than those designated individually by any of KKR, Sterling, Bregal or CPV), at the direction of the majority in interest of the investors in Wengen.

The foregoing description of the Wengen Securityholders Agreement is qualified in its entirety by reference to the Wengen Securityholders Agreement, which is filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Registration Rights Agreement

In connection with the IPO, the Issuer, Wengen, Wengen GP and the other parties thereto entered into the Amended and Restated Registration Rights Agreement, dated as of February 6, 2017 (the “Laureate Registration Rights Agreement”), pursuant to which Wengen and the investors in Wengen have been granted certain registration rights with respect to their shares of Common Stock. The Laureate Registration Rights Agreement grants Wengen, and any investors in Wengen (including the StepStone Funds), acting together to demand, up to a total of ten requests in the aggregate, registration of Common Stock, so long as such investors own 10% or more of the Common Stock held by Wengen and any investors in Wengen (including following the dissolution of Wengen), in the aggregate, or expect to receive proceeds in excess of $100 million, in the aggregate (or $50 million, in the aggregate, in the case of a shelf take-down), beginning 180 days following the completion of the IPO. In the event that the Issuer registers any of its Common Stock pursuant to the Laureate Registration Rights Agreement, Wengen, the investors in Wengen and management (pursuant to a provision in the Management Stockholder’s Agreements (defined below)) have a “piggyback right” which allows them to require the Issuer to use its reasonable best efforts to include shares of Common Stock held by them in such registration, subject to certain limitations. If requested by the managing underwriter in connection with any underwritten offering made pursuant to a registration statement filed pursuant to the Laureate Registration Rights Agreement, each party will agree not to effect any sales of securities of the Issuer or to give a demand notice, in each case, during the period commencing on the date of the request and continuing for not more than 90 days after the date of such offering, subject to an extension period, if applicable. The Laureate Registration Rights Agreement also provides for the Issuer’s payment of certain expenses in connection with the filing of any such registration statements and the indemnification of Wengen, the investors in Wengen and management in connection with the registration of their securities.

The foregoing description of the Laureate Registration Rights Agreement is qualified in its entirety by reference to the Laureate Registration Rights Agreement, which is filed as Exhibit D to this Schedule 13D and incorporated by reference herein

Preferred Stockholders Agreement

In connection with the issuance to certain investors of the Issuer’s Convertible Redeemable Preferred Stock, Series A (“Series A Preferred Stock”), the Issuer entered into a Stockholders Agreement, dated as of December 20, 2016 (the “Preferred Stockholders Agreement”), with Wengen and the other investors party thereto. None of the StepStone Persons are directly a party to the Preferred Stockholders Agreement. The Preferred Stockholders Agreement provides, among other things, that the shares of Series A Preferred Stock have tag along rights with respect to any proposed transfer of shares of Common Stock by Wengen. The tag along rights terminate upon the earlier to occur of (x) the redemption of all of the shares of Series A Preferred Stock in accordance with the terms of the Certificate of Designations of the Issuer’s Series A Preferred Stock (the “Certificate of Designations”) and (y) the earlier of (A) the date on which the closing of the Issuer’s first follow-on public offering following the IPO in which the holders of the Series A Preferred Stock receive net proceeds not less than the Priority Amount (defined in the Certificate of Designations) is consummated and (B) if then converted, the date which is 120 days (or if a registration is suspended, postponed or otherwise not available pursuant to the terms of the Series A Registration Rights Agreement (defined below), then an additional number of days equal to the length of such suspension, postponement or lack of availability) after the date on which an amount of Class A Common Stock issued upon conversion of the Series A Preferred Stock equal to or more than the Priority Amount has been registered pursuant to an effective registration statement in accordance with the terms of the Series A Registration Rights Agreement, or if earlier, the date on which at least the Priority Amount under such registration statement has been sold (the “Preferred Priority Date”). Until the Preferred Priority Date, Wengen and, with certain exceptions, Douglas L. Becker, may not offer, sell or otherwise transfer any equity securities of the Issuer.

The foregoing description of the Preferred Stockholders Agreement is qualified in its entirety by reference to the Certificate of Designations and the Preferred Stockholders Agreement, which are filed as Exhibit E and F to this Schedule 13D, respectively, and incorporated by reference herein.

Series A Registration Rights Agreement

In connection with the issuance to certain investors of the Series A Preferred Stock, the Issuer entered into a Registration Rights Agreement, dated as of December 20, 2016 (the “Series A Registration Rights Agreement”), with Wengen, Douglas L. Becker and the other investors party thereto. Pursuant to the Series A Registration Rights Agreement, the holders of the shares of Series A Preferred Stock are entitled to certain demand registration rights following conversion of the shares or within 45 days of the shares becoming required or entitled to be converted. The holders of Series A Preferred Stock also have certain piggyback registration rights with respect to registration statements and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

For underwritten offerings, the holders of the Series A Preferred Stock have priority to participate in any demand or piggyback registration up to the Priority Amount or until the Priority Amount is satisfied. Once the Priority Amount is registered or satisfied, the shares of the holders of the Series A Preferred Stock, Wengen and certain other stockholders with registration rights will then be included in the registration on a pro rata basis based upon the number of shares requested to be included in the offering, followed by the shares of the Issuer requested to be included in the offering; provided, however, that the shares of the Issuer will have priority over the shares of the holders of the Series A Preferred Stock, Wengen and certain other stockholders with registration rights for underwritten piggyback registrations initiated by the Issuer.

The Issuer will bear the expenses incurred in connection with the filing of any such registration statements in connection with the exercise of demand and piggyback registration rights by the holders of the Series A Preferred Stock.

The foregoing description of the Series A Registration Rights Agreement is qualified in its entirety by reference to the Series A Registration Rights Agreement, which is filed as Exhibit G to this Schedule 13D and incorporated by reference herein.

Management Stockholder’s Agreements

Each of the stockholders of the Issuer who are employees or directors or former employees or directors of the Issuer has entered into a stockholder’s agreement (the “Management Stockholder’s Agreements”) with the Issuer and Wengen that gives Wengen a proxy to vote such holder’s shares of the Issuer’s Class B common stock.

Subsequent to the IPO, the Management Stockholder’s Agreements permit each of the stockholders of the Issuer who are employees or directors or former employees or directors of the Issuer to participate in any sale of the Issuer’s common stock by Wengen or any of the investors in Wengen that is registered under the Securities Act, subject to customary underwriters’ restrictions including pro rata reduction and execution of customary custody and lockup agreements. The piggyback registration rights provided in the Management Stockholder’s Agreements expire upon a change in control of the Issuer. The registration rights also provide for the Issuer’s indemnification of the stockholders and their affiliates in connection with the “piggyback” registration of their securities.

The foregoing description of the Management Stockholder’s Agreements is qualified in its entirety by reference to the Form of Management Stockholder’s Agreement, which is filed as Exhibit H to the Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of February 16, 2017, by and among the StepStone Persons.

Exhibit C	Amended and Restated Certificate of Incorporation of Laureate Education, Inc. (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form S-1/A filed on January 31, 2017).

Exhibit C	Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among the Issuer, Wengen, Wengen GP and its investors party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit D	Amended and Restated Registration Rights Agreement, dated as of February 6, 2017, among the Issuer, Wengen GP, Wengen, and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit E	Certificate of Designations of Convertible Redeemable Preferred Stock, Series A of the Issuer (incorporated herein by reference to Exhibit 3.3 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit F	Form of Stockholders Agreement by and among the Issuer, Wengen and the investors party thereto (incorporated herein by reference to Exhibit 10.65 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit G	Form of Registration Rights Agreement by and among the Issuer, Wengen, Douglas L. Becker and the investors party thereto (incorporated herein by reference to Exhibit 10.64 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit H	Form of Management Stockholder’s Agreement for equityholders (incorporated herein by reference to Exhibit 10.36 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit I	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Form S-1/A filed on January 18, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2017

2007 CO-INVESTMENT PORTFOLIO L.P.

By its general partner, STEPSTONE CO-INVESTMENT FUNDS GP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.

By its general partner, STEPSTONE CO-INVESTMENT FUNDS GP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.

By its general partner, STEPSTONE CO-INVESTMENT FUNDS GP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CO-INVESTMENT FUNDS LP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP LP

By its general partner, STEPSTONE GROUP HOLDINGS LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP HOLDINGS LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

ANNEX A

MANAGERS AND EXECUTIVE OFFICERS OF

STEPSTONE GROUP LP

The following sets forth the name, principal occupation and citizenship of each of the managers and executive officers of StepStone Group LP.

Name	Principal Occupation or Employment	Citizenship	Principal Place of Business
Monte Brem	Partner, Chief Executive Officer	United States	(1)
Tom Keck	Partner	United States	(1)
Jose Fernandez	Partner, Assistant General Counsel	United States	(1)
Jay Rose	Partner	United States	(1)
Darren Friedman	Partner	United States	(2)
Tom Bradley	Partner	United States	(2)
Mark Maruszewski	Partner	United States	(2)
Mike McCabe	Partner	United States	(2)
David Jeffrey	Partner	United States	(3)
Johnny Randel	Partner, Chief Financial Officer, Chief Operating Officer	United States	(1)
Jason Ment	Partner, General Counsel, Chief Compliance Officer	United States	(2)

(1)	4275 Executive Square, Suite 500, La Jolla, CA 92037.
(2)	885 Third Avenue, 17th Floor, New York, NY 10022.
(3)	57-59 St. James’s Street, London SW1A 1LD.

MANAGERS AND EXECUTIVE OFFICERS OF

STEPSTONE GROUP HOLDINGS LLC

The following sets forth the name, principal occupation and citizenship of each of the managers and executive officers of StepStone Group Holdings LLC.

Name	Principal Occupation or Employment	Citizenship	Principal Place of Business
Monte Brem	Partner, Chief Executive Officer	United States	(1)
Tom Keck	Partner	United States	(1)
Jose Fernandez	Partner, Assistant General Counsel	United States	(1)
Jay Rose	Partner	United States	(1)
Darren Friedman	Partner	United States	(2)
Tom Bradley	Partner	United States	(2)
Mark Maruszewski	Partner	United States	(2)
Mike McCabe	Partner	United States	(2)
David Jeffrey	Partner	United States	(3)
Johnny Randel	Partner, Chief Financial Officer, Chief Operating Officer	United States	(1)
Jason Ment	Partner, General Counsel, Chief Compliance Officer	United States	(2)

(1)	4275 Executive Square, Suite 500, La Jolla, CA 92037.
(2)	885 Third Avenue, 17th Floor, New York, NY 10022.
(3)	57-59 St. James’s Street, London SW1A 1LD.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of February 16, 2017, by and among the StepStone Persons.

Exhibit C	Amended and Restated Certificate of Incorporation of Laureate Education, Inc. (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form S-1/A filed on January 31, 2017).

Exhibit C	Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among the Issuer, Wengen, Wengen GP and its investors party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit D	Amended and Restated Registration Rights Agreement, dated as of February 6, 2017, among the Issuer, Wengen GP, Wengen, and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit E	Certificate of Designations of Convertible Redeemable Preferred Stock, Series A of the Issuer (incorporated herein by reference to Exhibit 3.3 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit F	Form of Stockholders Agreement by and among the Issuer, Wengen and the investors party thereto (incorporated herein by reference to Exhibit 10.65 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit G	Form of Registration Rights Agreement by and among the Issuer, Wengen, Douglas L. Becker and the investors party thereto (incorporated herein by reference to Exhibit 10.64 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit H	Form of Management Stockholder’s Agreement for equityholders (incorporated herein by reference to Exhibit 10.36 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit I	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Form S-1/A filed on January 18, 2017).